(logo) Fidelity Investments®	Fidelity Pricing & Cash Management Services 245 Summer Street Boston, MA 02210-1129 617-563-7000

November 22, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Commonwealth Trust II (the trust):

Fidelity® International Enhanced Index Fund

Fidelity® Large Cap Core Enhanced Index Fund

Fidelity® Large Cap Growth Enhanced Index Fund

Fidelity® Large Cap Value Enhanced Index Fund

Fidelity® Mid Cap Enhanced Index Fund

Fidelity® Small Cap Enhanced Index Fund

File No. 811-21990

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Form of Proxy to be sent to shareholders in connection with a Special Meeting of Shareholders of the funds to be held on March 8, 2017. Pursuant to Rule 14a-3(c), the required informational copy of each fund’s Annual Report for the fiscal period ended February 29, 2016 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about January 9, 2017. In order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than December 2, 2016.

Please contact Jamie Plourde at (817) 474-7037 with any questions or comments relating to this filing.

Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group